Contact

www.linkedin.com/in/etste
(LinkedIn)

Top Skills

Investment Strategies
Entrepreneurship
Analytical Skills

Languages

English (Full Professional)
Italian (Native or Bilingual)

Honors-Awards

PhD Studentship
UCL Research Images Competition
Prize
Leader of Tomorrow
Premio Città Impresa 2013
United World College Scholarship

Publications

Stess-testing the system: Financial
shock contagion in the realm of
uncertainty

Strengthening Banks' Portfolio
Against Asset Shocks: A Genetic
Computational Approach

Report on Italian Anticorruption
Policies: Gaps and policy
recommendations

Leveraging the network: a stress-test
framework based on DebtRank

Colombian drug cartels in Guinea-
Bissau: The dawn of a new form of
criminalisation of the state?

Stefano Gurciullo

Managing Partner at Tau Capital | Deep tech investor
London, England, United Kingdom

Experience

Tau Capital
2 years 9 months

Managing Partner
May 2024 - Present (2 years)

Advisor
August 2023 - May 2024 (10 months)

XAnge
Venture Partner
August 2023 - May 2024 (10 months)

Redstone
7 years 5 months

Advisor
July 2023 - May 2024 (11 months)

Partner
July 2018 - July 2023 (5 years 1 month)
Berlin Area, Germany

Investor
January 2017 - July 2018 (1 year 7 months)
Berlin Area, Germany

Future Industry Ventures
Partner
March 2020 - June 2023 (3 years 4 months)

Climate-KIC
Advisor
September 2019 - January 2021 (1 year 5 months)

Arabesque Asset Management
Quantitative Researcher

September 2015 - December 2016 (1 year 4 months)

London, United Kingdom

University College London

3 years 1 month

Doctoral Researcher

September 2013 - September 2016 (3 years 1 month)

PGTA

January 2015 - May 2015 (5 months)

Insight Data Science

Fellow

January 2016 - May 2016 (5 months)

European Commission

Independent Expert

March 2014 - December 2015 (1 year 10 months)

Naos Research

Co-founder and Director

September 2010 - September 2015 (5 years 1 month)

CTzen

Writer

September 2011 - November 2014 (3 years 3 months)

Transparency International

Peer Reviewer

March 2014 - October 2014 (8 months)

Italian Ministry of Economic Development

Expert Consultant

January 2014 - July 2014 (7 months)

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Education

UCL

Doctor of Philosophy (Ph.D.), Financial Computing

University College London, U. of London

Master of Research (Mres), Financial Computing

University College London, U. of London

Master of Science (MSc), Security Studies

School of Oriental and African Studies, U. of London

Bachelor of Arts (BA), Economics and Politics

UWC Adriatic - Collegio del Mondo Unito dell'Adriatico O.N.L.U.S.

High School · (2006 - 2008)